UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

MERCURITY FINTECH HOLDING INC.
(Name of Issuer)

Ordinary Shares, par value $0.00001
(Title of Class of Securities)

58936H109(1)
(CUSIP Number)

Jianming Jing Building 9, Vanke Jinyu Lanwan 68 Furong Road Shenzen, China 51800 +(86) 13530310561
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 360 ordinary shares of the Issuer.

SCHEDULE 13D

CUSIP No.	58936H109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jianming Jing(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
453,998,870
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
453,998,870
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
453,998,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.83%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	58936H109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wei Zhu(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
453,998,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.83%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(2) Jianming Jing and Wei Zhu are a married couple and Wei Zhu is the co-chairman of the board of directors of the issuer and co-chief executive officer and acting chief financial officer of the issuer.

(3) Based on 5,143,716,229 ordinary shares of the issuer issued and outstanding as of January 12, 2022.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.00001 per share (“Ordinary Shares”), of Mercurity Fintech Holding Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at Floor 14, Block B, No. 1004 Chuangye Avenue, Bao’an District, Shenzhen 518000, People’s Republic of China.

The Issuer’s American depositary shares, each representing three-hundred and sixty Ordinary Shares, are listed on the Nasdaq Capital Market under the symbol “MFH.” The Reporting Persons (as defined below) only beneficially own the Ordinary Shares.

Item 2.	Identity and Background

(a)	This statement of beneficial ownership on Schedule 13D is being filed jointly by Jianming Jing and Wei Zhu (each, a “Reporting Person,” and collectively, the “Reporting Persons”).

(b)	Residence: Building 9, Vanke Jinyu Lanwan, 68 Furong Road, Shenzen 51800, People’s Republic of China

(c)	Occupations: Mr. Wei Zhu is a businessman and his wife is Jianming Jing who holds an office position unrelated to the issuer.

(d)	During the last five years, each Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, each Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	China.

Item 3.	Source and Amount of Funds or Other Considerations

On February 17, 2021, Jianming Jing entered into a share purchase agreement with Amazon Capital Inc. (the “Share Purchase Agreement”), a shareholder of the Issuer, pursuant to which Jianming Jing acquired 453,998,870 Ordinary Shares of the Issuer for US$3,529,412.

The description of the Share Purchase Agreement is qualified in its entirety by reference to the complete text of the Share Purchase Agreement, which has been filed as Exhibit 99.1, and which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Persons acquired the Shares for investment purposes and intends to review and evaluate its investment in the Company on a continuous basis. Depending upon various factors, including but not limited to the business, prospects and financial condition of the Reporting Persons and the Issuer and other developments concerning Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to its investment decision, and subject to compliance with applicable laws, rules and regulations, the Reporting Persons may in the future take actions with respect to its investment in the Company as it deems appropriate with respect to any or all matters required to be disclosed in this Schedule 13D, including without limitation changing its intentions or increasing or decreasing its investment in the Company or engaging in any hedging or other derivative transactions with respect to Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own a total of 453,998,870 Ordinary Shares (8.83% of the total issued and outstanding ordinary shares as of January 12, 2022).

(b)	Jianming Jing has 453,998,870 Ordinary Shares to which she has sole power to vote and 453,998,870 Ordinary Shares to which she has sole power to dispose. Jianming Jing has no shares to which she has shared power to dispose. Wei Zhu is deemed a beneficial owner of the 453,998,870 Ordinary Shares held under the name of Jianming Jing due to his marriage with Jianming Jing.

(c)	Except as disclosed in this Statement, neither Reporting Person effected any transaction with respect to the Ordinary Shares during the past 60 days.

(d)	Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Share Purchase Agreement, dated as of February 17, 2021, by and between Amazon Capital Inc. and Jianming Jing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2022	/s/Jianming Jing
Dated	Name: Jianming Jing
Title: Individual

January 20, 2022	/s/Wei Zhu
Dated	Name: Wei Zhu Title: Individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).